Exhibit 99.1

MATERIAL FACT
APPROVAL OF NEW SHARE BUYBACK PROGRAM

JBS S.A. (“JBS” or “Company”) – B3: JBSS3; OTCQX: JBSAY), informs to its shareholders and the market, in accordance with the terms of article 30, §1º, “b”, of the Law nº 6.404/76, the Brazilian Securities and Exchange Commission Resolution CVM no. 44/21, Resolution CVM no. 77/22, and Resolution CVM 80/22, that its Board of Directors, in a meeting held on this date at 2 p.m. approved a new share buyback program issued by the Company (“Buyback Program”), in compliance with Annex G of the CVM Resolution 80, of March 29, 2022, according to the following terms and conditions:

●     JBS’ Buyback Program, as a continuing policy of the Company, aims to maximize value generation to shareholders by efficiently managing its capital structure. Currently, there are 1,133,963,579 (one billion, one hundred and thirty-three million, nine hundred and sixty-three thousand, five hundred and seventy-nine) free float common shares, all nominative, bookentry and without par value (“Free Float”).

●    There are no shares held in treasury on this date.

●     According to the terms of the Buyback Program approved, JBS may acquire up to 113,396,357 (one hundred and thirteen million, three hundred and ninety-six thousand, three hundred and fifty-seven) shares, all nominative, bookentry and without par value subject to the limitations set forth in Resolution CVM 77. All purchase and sale transactions of shares issued by JBS will be made on the B3 – Bolsa, Brasil, Balcão, at market prices.

●    Shares eventually purchased in connection with the Buyback Program will not alter JBS’ controlling shareholder nor its administrative structure.

●    In the context of the Buyback Program, JBS may enter into derivative agreements with JBS’ shares as underlying assets.

●     The expiration date for the settlement of the transactions in connection with the share buyback program is in 18 months from September 23, 2024.

Brokers that are authorized to intermediate this buyback program are:

o     ATIVA INVESTIMENTOS S.A. CTCV

Address: AV. DAS AMERICAS , 3500 rooms 314 to 318.

RIO DE JANEIRO / RJ - Zipcode: 22.640-102

o     BGC LIQUIDEZ DTVM

Address: AV ALM BARROSO, 52 - 23 floor, room 2301.

RIO DE JANEIRO / RJ – Zipcode: 20.031-000

o     BRADESCO S/A CTVM

Address: PRES JUSCELINO KUBITSCHEK, 1309 11º floor.

SÃO PAULO / SP - Zipcode: 04.543-011

o     BTG PACTUAL CTVM S.A.

Address: AV FARIA LIMA, 3477 14º floor.

SÃO PAULO / SP - Zipcode: 04.538-133

o     CREDIT SUISSE S.A. CTVM

Address: R LEOPOLDO COUTO DE MAGALHÃES JR, 700.

SÃO PAULO / SP – Zipcode: 04.542-000

o     C6 CTVM LTDA.

Address: AV NOVE DE JULHO, 3186.

SÃO PAULO / SP – Zipcode: 01.406-000

o     GENIAL INSTITUCIONAL CCTVM S.A.

Address: AV FARIA LIMA, 3400 - room 92.

SÃO PAULO / SP – Zipcode: 04.538-132

o     J.P. MORGAN CCMV S.A.

Address: AV BRIGADEIRO FARIA LIMA, 3729 – 13º floor.

SÃO PAULO / SP – Zipcode: 04.538-905

o     LECCA DTVM LTDA.

Address: R SÃO JOSÉ, 20 – room 201.

RIO DE JANEIRO / RJ – Zipcode: 20.010-020

o     MORGAN STANLEY CTVM S.A.

Address: AV BRIGADEIRO FARIA LIMA, 3600 – 6º floor.

SÃO PAULO / SP – Zipcode: 04.538-132

o     MERRILL LYNCH S.A. CTCM

Address: AV BRIGADEIRO FARIA LIMA, 3400 – 11º e 12º floor.

SÃO PAULO / SP – Zipcode: 04.538-132

o     SANTANDER CCVM S.A.

Address: AV PRES JUSCELINO KUBITSCHEK, 2041, room 241 BL A.

SÃO PAULO / Zipcode – CEP: 04.543-011

o     TULLETT PREBON BRASIL CVC LTDA.

Address: R SÃO TOME, 86 – room 211 and 212.

SÃO PAULO / SP – Zipcode: 04.551-080

o     UBS BRASIL CCTVM S.A.

Address: AV. FARIA LIMA, 4.440 - 7° floor.

SÃO PAULO / SP – Zipcode: 04.538-132

o     XP INVESTIMENTOS CCTVM S/A 3

Address: AV ATAULFO DE PAIVA, 153 - room 201.

RIO DE JANEIRO / RJ – Zipcode: 22.440-032

o     CITIGROUP GLOBAL MARKETS BRASIL CORRETORA DE CAMBIO TITULOS E VALORES MOBILIARIOS SA

Address: Avenida Paulista, 1111, 14 floor - Bela Vista, Sao Paulo – SP – Zipcode 01418- 100

o     SAFRA DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS LTDA

Address: Avenida Paulista, 2150, 8º floor, São Paulo – SP - Zipcode 01310-300

o     ITAU CORRETORA DE VALORES S/A

Address: Avenida Brigadeiro Faria Lima, 3500, 3º floor, São Paulo – SP – Zipcode 04538-132)

Shares eventually purchased in connection with the Buyback Program shall be paid with income and capital reserves, except for reserves specified in article 8, paragraph 1, of Resolution CVM 77, with results from the current fiscal year except for those to be allocated as future reserves according to article 8, paragraph 1, of Resolution CVM 77.

The Board of Directors understands that the eventual implementation of this Buyback Program will not affect JBS’ capacity to fulfill its obligations nor the payment of mandatory minimum dividends, due to the liquidity situation and cash flow generation of the Company.

Finally, JBS reiterates its commitment to maintaining its shareholders and the market informed as to the next steps of the Buyback Program and of any other matter that may be of interest to the market.

São Paulo, September 23, 2024.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer

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